Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Partners with Neowiz

New Web-Based Games to Drive Growth

TAIPEI, Taiwan, August 17, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today a strategic partnership and licensing agreement with Neowiz Co. Ltd granting GigaMedia rights to offer and operate multiple Web-based casual games in Taiwan, Hong Kong, and Southeast Asia.

Neowiz is a global leader in online games with a broad lineup of hits including A.V.A., which GigaMedia operates in Taiwan.

The strategic partnership and licensing agreement for Web-based and mobile casual games takes advantage of strong global growth trends in “light” games on social and mobile platforms, and positions GigaMedia to scale its games business across new platforms.

“We have great respect for the Neowiz team from working closely on A.V.A. and are delighted to join with them to expand our business,” stated GigaMedia Chief Executive Officer John Stringer. “As we execute our growth plans for Web-based and mobile casual games, we look forward to continued close cooperation and the full support of a strong partner that believes in our strategy and shares in our goals.”

“Today people want Web-based games they can play through their browsers and on their phones,” stated Mr. Young-Chan Kim, director, Neowiz Mobile. “It’s a pleasure to provide GigaMedia with this great collection of Web-games; we can’t wait to see how they leverage them across platforms.”

Under the terms of the agreement, GigaMedia licensed from Neowiz four games and secured additional game rights for Taiwan, Hong Kong, and Southeast Asia.

As part of the transaction, GigaMedia received cash consideration from Neowiz in exchange for a portion of GigaMedia’s interest in a game studio holding.

Further details will be provided on the company’s second-quarter results investor call on August 23, 2012.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a Taiwan-based holding company. GigaMedia’s online games business is focused on developing and operating Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing critical communications services and IT solutions that increase flexibility, efficiency and competitiveness to SMEs in Greater China. More information on GigaMedia can be obtained from www.gigamedia.com.

About Neowiz

Neowiz is a leading Internet and online game company in South Korea. Founded in 1997, Neowiz pioneered the development of in-game monetization and SNS. Today the company develops and publishes online games and has over 40 online game titles in service. More information about the company can be found at www.neowiz.com/en/.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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